Exhibit (a)(5)(vi)

Oracle Increases Cash Tender Offer for Retek to $11.25 per Share
Thursday March 17, 2005

Retek and Oracle Share a Vision of Applications Built Using Industry Standards

REDWOOD SHORES, Calif., March 17 -- Oracle Corporation (Nasdaq: ORCL - News) today announced it is raising its cash tender offer to purchase all of the outstanding shares of Retek Inc. (Nasdaq: RETK - News) to $11.25 per share. Oracle already purchased 5.5 million shares of Retek common stock, representing nearly 10 percent of total shares outstanding.

Our North American applications business is larger than SAP's," said Oracle CEO Larry Ellison. "We intend to defend our number one position. Customers have told us they want Oracle to buy Retek. Retek's applications are built on Oracle's technology platform. And Retek and Oracle share a vision of applications built using industry standards like Java, not proprietary programming languages like SAP's ABAP." THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY RETEK'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION FILED ON MARCH 9, 2005.

STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS MAY OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM ORACLE CORPORATION.